SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    _________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)(1)

                         MOUNTAIN PROVINCE MINING, INC.
------------------------------------------------------------------------------

                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                    62426E105
     -------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 2, 1997
     -----------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 2 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Capital Management, LLC
             04-3300754
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,898,900

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,898,900

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,898,900

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.40%

    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 3 of 13 Pages
--------------------                                        ------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Overseas Corp.
             98-0151108
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      CAYMAN ISLANDS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,233,650

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,233,650

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,233,650

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.32%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                        Page 4 of 13 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Galileo Fund, L.P.
             04-3258283
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   93,250

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    93,250

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      93,250

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .43%

    14       TYPE OF REPORTING PERSON *

                       PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 5 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Galileo, LLC
             04-3304422
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,326,900

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,326,900

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,326,900

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.75%

    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 6 of 13 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Copernicus Fund, L.P.
             04-3193825
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   531,700

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    531,700

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      531,700

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.46%

    14       TYPE OF REPORTING PERSON *

                       PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                         Page 7 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Copernicus, LLC
             04-3304417
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   531,700

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    531,700

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      531,700

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.46%

    14       TYPE OF REPORTING PERSON *

                       00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                         Page 8 of 13 Pages
--------------------                                       -------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kepler Overseas Corp.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   20,300

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    20,300

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            20,300

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .09%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 9 of 13 Pages
-------------------                                        -------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D (the "Schedule 13D"), dated April 8, 1996 and filed with the Securities and Exchange Commission by DDJ Capital Management, LLC., a Massachusetts limited liability company ("DDJ"), and certain affiliates relating to the common stock, no par value (the "Common Stock" or the "Shares"), of Mountain Province Mining, Inc. (the "Issuer" or the "Company"). This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

     The filing of this Amendment No. 1 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.


Item   Identity and Background.

          Paragraphs 1 and 2 are deleted in their entirety and amended as set forth below.

          This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, The Galileo Fund, L.P., a Delaware limited partnership, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Massachusetts limited partnership, and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates." DDJ Copernicus, LLC is the general partner of, and DDJ (as a result of the merger of DDJ Copernicus Management, LLC with and into DDJ) is the investment manager for, The Copernicus Fund, L.P.; DDJ Galileo, LLC owns all of the voting securities of and DDJ (as a result of the merger of DDJ Galileo Management, LLC with and into DDJ) is the investment manager for DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of, and DDJ (as a result of the merger of DDJ Galileo Management, LLC with and into DDJ) is the investment manager for, The Galileo Fund, L.P. DDJ is also the investment manager for Kepler Overseas Corp. and Crocodile I, LLC., a Cayman Islands limited liability company (the "Advisory Account").

          The Shares described herein are owned by either The Copernicus Fund, L.P., The Galileo Fund, L.P., Kepler Overseas Corp., DDJ Overseas Corp. (jointly, the "Funds") or the Advisory Account. The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp., and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp., and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbor Center, 2nd Floor, George Town, Post Office Box 896, Grand Cayman Islands.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 10 of 13 Pages
-------------------                                        -------------------

Item 3.  Source and Amount of Funds or Other Consideration.

          Paragraph 1 is deleted in its entirety and amended as set forth below.

          The Funds and Advisory Account which own or owned Shares purchased in the aggregate 2,898,900 shares for cash in the amount of approximately $13,366,816.68 including brokerage commissions. All of the 531,700 Shares of common stock now owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; and all of the 2,233,650 Shares now owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 93,250 Shares now owned by The Galileo Fund, L.P., were purchased for cash, all of the 20,300 Shares now owned by Kepler Overseas Corporation were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. and all of the 20,000 shares now owned by the Advisory Account were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

Item 5.  Interest in Securities of Issuer.

          Item 5 is deleted in its entirety and amended as set forth below.

          (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 11 of 13 Pages
-------------------                                        -------------------


Overseas Corp., 2,233,650 Shares, including 300,000 Special Warrants*, or approximately 10.32% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 531,700 Shares, or approximately 2.46% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own as the general partner and investment manager, respectively, of The Galileo Fund, L.P., 93,250 Shares or approximately .43% of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager for Kepler Overseas Corp. beneficially owns, 20,300 Shares or approximately .09% of the Company. DDJ, as investment manager to the Funds and the Advisory Account may be deemed to beneficially own 2,898,900 Shares, or approximately 13.40% of the outstanding Shares of the Company. Daniel G. Harmetz, a Member of DDJ, DDJ Galileo, LLC, and DDJ Copernicus, LLC, beneficially owns 75,000 Shares representing 0.35% of the outstanding shares of the Company. He has sole power to vote and to dispose of such Shares. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, with the exception of Mr. Harmetz, none of the persons named in Schedule A, beneficially own any other Shares.

          (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

          (c) During the period from December 3, 1996, to the date hereof, the Funds and Advisory Account have purchased 230,900 Shares. Except as set forth on the attached Schedule-B, or Schedule B to the Schedule 13D none of the DDJ Affiliates, and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.


----------------
*Each Special Warrant is exercisable into one unit consisting of one Share of Common Stock and one-half of one common Share purchase warrant (a "Unit") on or before the earlier of October 10, 1997 or five business days after the date on which the last of the receipts for the Company's final prospectus qualifying distribution of the Units is issued by the appropriate securities regulatory authorities. Any Special Warrant not exercised prior to such earlier date will be deemed to be exercised in full. The Company is responsible for qualifying distribution of the Units with appropriate securities regulatory authorities, and if such qualification is not completed by February 7, 1997, each Special Warrant will be exercisable into 1.1 Shares of Common Stock and .55 common Share purchase warrants.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 12 of 13 Pages
-------------------                                       -------------------


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


BY:   /s/ Judy K. Mencher
      ______________________________
      Judy K. Mencher
      Member



Date: January 8, 1996
      ______________________________

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 13 of 13 Pages
-------------------                                       -------------------

                                   SCHEDULE B
                                   ----------

Mountain Province Mining, Inc.
------------------------------

          Set forth below is an itemization of all purchases and sales of Shares since December 3, 1996. The transactions were made for cash in open market transactions.


                TYPE - PURCHASE                                     AGGREGATE
    DATE            OR SALE               SHARES                      PRICE
------------------------------------------------------------------------------


 12/3/96           Purchase               25,000                   $79,375.00
12/10/96           Purchase                8,400                   $26,535.60
12/11/96           Purchase               20,000                   $61,560.00
12/12/96           Purchase               20,000                   $62,450.00
12/13/96           Purchase               20,000                   $61,750.00
12/16/96           Purchase               10,000                   $30,670.00
12/17/96           Purchase               10,000                   $30,260.00
                   Purchase               10,000                   $29,800.00
12/19/96           Purchase               17,000                   $51,459.00
12/20/96           Purchase               20,000                   $61,260.00
12/23/96           Purchase                5,000                   $15,315.00
12/26/96           Purchase                5,000                   $15,000.00
12/27/96           Purchase                  300                      $918.60
12/30/96           Purchase                  500                    $1,546.25
                   Purchase               15,000                   $46,875.00
                   Purchase               13,800                   $44,201.40
12/31/96           Purchase                5,000                   $16,250.00
                   Purchase                5,900                   $18,891.80
 1/2/97            Purchase               20,000                   $60,620.00

                                         220,900